

July 1, 2010

Gao Ren
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County, Heilongjiang Province
People's Republic of China

> **Re:** **China Linen Textile Industry, Ltd.**
> **Form 20-F/A for the year ended December 31, 2008**
> **Filed June 25, 2010**
> **File No. 0-51625**

Dear Mr. Ren:

We have reviewed your amendment filed June 25, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Year Ended December 31, 2008 filed June 25, 2010

General

1.   In our letter dated May 4, 2010, we requested that you respond to our comments and submit your correspondence on EDGAR as required by Rule 101 of Regulation S-T. Although you filed amendments to your December 31, 2008 Form 20-F on June 9, 2010 and June 25, 2010, you have not yet filed a letter as correspondence on EDGAR in which you respond to the comments from our letter dated May 4, 2010. Please file response letters as correspondence on EDGAR to respond to each of our letter dated May 4, 2010 and this current letter dated July 1, 2010.

<u>Consolidated Financial Statements, page 48-52</u>

2.   We note that you have changed your financial statements since the last amendment to your Form 20-F. It is unclear to us why you have not presented these revisions as corrections of an error resulting in a restatement. In this regard, we would expect you to indicate on the face of your consolidated financial statements that they have been restated, and we would expect similar disclosure of the restatement in your selected financial data. We would also expect you to provide prominent footnote disclosure of the reasons for and impact of the restatement. If you do not believe this presentation is appropriate, please provide us with your analysis under ASC 250-10-50 to support your current presentation. Additionally, please tell us how your auditors considered referring to the restatement within their audit opinion. Finally, please note that we will not object if you indicate that your 2008 financial statements are restated within your December 31, 2009 Form 20-F, rather than amending your December 31, 2008 Form 20-F for this matter.

<u>Consolidated Statements of Changes in Shareholders' Equity, page 50</u>

3.   In comment five of our letter dated May 4, 2010, we asked you to provide us with a Statement of Shareholders' Equity for Bright prior to the reverse merger for the year ended December 31, 2007 and the interim period from January 1, 2008 through July 8, 2008. We do not see where this information has been provided. Therefore, we reissue this comment.

        You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

                                        Sincerely,

                                        Jennifer Thompson
                                        Accounting Branch Chief